

May 6, 2015

Via E-mail
Michael C. Smith
Chief Executive Officer
Huntington Center
Huntington Funding, LLC
41 South High Street
Columbus, Ohio 43287

    Re: Huntington Funding, LLC
             Registration Statement on Form S-3
             Filed April 24, 2015
             File No. 333-203636

Dear Mr. Smith:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. We note that, on the cover of the registration statement, you indicate that you are registering "Asset Backed Notes and Certificates." However, the prospectus only contemplates offering notes, and specifically states that the certificates issued by the issuing entity is not part of the offering. Please revise your registration statement to reflect only what you intend to offer.

2. Registrants must comply with the new rules, forms, and disclosures adopted by the Commission in the Regulation AB II Adopting Release for offerings no later than November 23, 2015. Please confirm that you understand that any offering after the November 23, 2015 compliance date for Regulation AB II must be conducted off of an effective registration statement on new Form SF-3. In your response, please tell us when you would cease using the pending registration statement on Form S-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Hughes Bates at 202-551-3731 or me at 202-551-3850 with any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Mark Bjertness, The Huntington National Bank
        Angela Ulum, Mayer Brown LLP